HEMISPHERE ENERGY EXCEEDS 1,000 BOE/D
AND PROVIDES OPERATIONAL UPDATE

TSX-V: HME

Vancouver, British Columbia, January 28, 2015 – Hemisphere Energy Corporation (“Hemisphere” or the “Company”) (TSX-V: HME) is pleased to provide an update on corporate production, highlights from the fourth quarter, and operational plans for 2015.

Production Update

Hemisphere achieved record production rates since bringing the wells from its fall drilling program on-stream. Based on field estimates, production during the last two weeks has averaged 1,025 boe/d (88% oil), with an additional 140 boe/d (90% oil) temporarily shut-in due to the recent decrease in oil prices. Hemisphere executed multiple drilling programs in 2014 resulting in record production rates and cash flow growth while reducing operating costs and maintaining a strong balance sheet.

During the fourth quarter, Hemisphere drilled, completed, and equipped four horizontal oil wells in Atlee Buffalo, southeast Alberta. Three of these wells, drilled from the same pad, have been on production for over 30 days and have produced a combined rate of approximately 270 bbl/d of oil during the past two weeks. The fourth well in Atlee Buffalo was drilled to evaluate key lands in an area with historically higher associated water production. It produced approximately 30 bbl/d of oil, but due to lower oil prices and higher operating costs associated with trucking water, it will remain shut-in until prices recover.

In 2014, Hemisphere drilled 10 successful horizontal wells in Atlee Buffalo, with average performance at or above initial expectations. The Company is encouraged by the results in Atlee Buffalo and is well poised to further develop this growth area in an appropriate pricing environment.

2015 Operational Plans

Hemisphere’s management and Board of Directors continue to monitor the current market conditions and will apply a conservative approach to capital spending during this time of low commodity prices. The Company has no drilling commitments or material land expiries in 2015, and has deferred drilling activity until the second half of 2015.

At current oil prices, Hemisphere’s production remains cash flow positive due to its low operating costs. Hemisphere is presently optimizing its production base in the Jenner and Atlee Buffalo core areas while minimizing operating costs. At this time, the Company will focus on reducing net debt in order to expand Hemisphere’s financial flexibility to pursue potential acquisitions and maximize long-term shareholder value.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “HME”.

For further information, please contact:
Don Simmons, President & Chief Executive Officer	Scott Koyich, Investor Relations
Telephone: (604) 685-9255	Telephone: (403) 619-2200
Email: info@hemisphereenergy.ca	Email: scott@briscocapital.com
Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

A barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Definitions and abbreviations

bbl/d	barrels per day
boe/d	barrel of oil equivalent per day

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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